Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Preferred Share Dividends

	Successor					Predecessor
	2016	2015	2014	2013		Period from January 1, through May 13, 2013		2012
Pretax income (loss) from continuing operations	$18,392	$39,720	$30,505	$2,152		($50,461)		$49,975
Fixed charges	32,144	30,704	43,078	24,531		1,439		2,806

Adjusted earnings	$50,536	$70,424	$73,583	$26,683		($49,022)		$52,781

Fixed Charges and Preferred Dividends:
Interest expense (including amortization of deferred financing fees)	32,144	30,704	43,078	24,531		1,439		2,806
Preferred share dividends	9,641	9,641	12,797	9,369		-		-

Total fixed charges and preferred dividends	$41,785	$40,345	$55,875	$33,900		$1,439		$2,806

Ratio of earnings to fixed charges and preferred dividends	1.2	1.7	1.3	0.8	(a)	(34.1	)(b)	18.8

(a)	For the 2013 Successor period, the deficiency was $6.5 million.
(b)	For the 2013 Predecessor period, the deficiency was $50.5 million.